RTN STEALTH SOFTWARE INC.

200 - 8338 120th Street

Surrey, BC V3W 3N4

Tel: 604-598-0093 Fax: 604-592-6882

CNSX: RTN

OTCBB: RTNSF

FRANKFURT: IGN3

For Immediate Release April 30, 2010

RTN STEALTH SOFTWARE INC.

APPOINTMENT OF OFFICERS

VANCOUVER,   British   Columbia,   Canada   /April   30,2010/   --   RTN   Stealth   Software   Inc.   (the

"Company" or "RTN Stealth") wishes to inform its shareholders that the Board of Directors have

appointed   the   following   Officers:   Larry   Tsang   will   serve   as   CFO   and   David   A.   Johnson,

independent,  will  serve as Corporate  Secretary. On behalf  of  the Company, we wish the  Officers the best of luck in their future affairs.

On behalf of RTN Stealth Software Inc.

“Lucky Janda”

Lucky Janda

President

For   additional   information   about   RTN   Stealth   Software   Inc.   please   contact   Lucky   Janda,

President, at 604- 598-0093.

Except  for  historic  information,  the  matters  discussed  in  this  document  contain  certain  forward-looking  statements.

These   statements   involve   known   and   unknown   risks,   delays,   uncertainties   and   other   factors   not   under   the

Corporation’s  control  that  may  cause  actual  results,  levels  of  activity,  performance  or  achievements  to  be  materially different  from  the  results,  levels  of  activity,  performance,  achievements  or  expectations  expressed  or  implied  by  these forward-looking statements.

CNSX  has  not  reviewed  and  does  not  accept  responsibility  for  the  adequacy  or  accuracy  of  the  content  of  this  news release.